Vibrant TV is pending **StartEngine Approval.**


REDFERN NOW
BRITISH PROBLEMS

PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $1M goal

Vibrant TV

Turn on the World

Small OPO · Evanston, IL · Media
Accepting International Investment

Chat
Overview | Team | Terms | Updates | Comments | Share

Own a World of Shows with a Fast-Growing TV Network

Invest in Vibrant TV

There's a whole world of TV out there for people to enjoy. But most people don't get the whole world.

Vibrant TV is the television streaming service that brings big name shows, sports, and specials from around the globe directly to American homes. No longer do borders surround the selection of TV available to you. Vibrant TV brings you acclaimed shows from around the globe that you never even knew existed before.

Vibrant TV offers a world of entertainment for all to enjoy — fresh, rarely-seen television series and specials from . The popular Australian drama *Redfern Now*, the UK's *Very British Problems* and the action-packed *World of Free Sports*, represent a sample of the drama, comedy, sports, reality, family and lifestyle programming available on Vibrant TV.

With Vibrant TV, your viewership knows no borders. Imagine binging an international show your friends have never even heard of. Imagine following one of your favorite hockey players' international careers before he comes to the NHL. Imagine seeing more of the world than you've ever seen before.

Today's technological advances in media delivery have created a huge


WORLD OF FREE SPORTS
WOF
FEATURED SHOW OF THE WEEK
WATCH NOW
at vibrant.tv


THE LOST ADVENTURES OF Lawrence Leung
FEATURED SHOW OF THE WEEK
WATCH NOW
at vibrant.tv


Dancing DownUnder
FEATURED SHOW OF THE WEEK
WATCH NOW
at vibrant.tv

Chat
Chat

market disruption in how video is consumed, creating unprecedented opportunities for independent media companies. Consumers now have the power to **watch what they want, when they want, and on the device of their choice.**

Content production is adapting at a global scale, which means viewers' interests are expanding faster and farther than ever. It's time for global distribution to catch up to global production. And it's time for you to get the shows you want.


Ladbrokes
WORLD DARTS CHAMPIONSHIP
FEATURED SHOW OF THE WEEK
WATCH NOW
at vibrant.tv
#LADBROKESDARTS
ROUND 1 SETS LEGS
TAYLOR 0 1 501
SZABO 0 1 501
FIRST TO 3 SETS

Chat

Vibrant TV Streams Across All Relevant Systems

Vibrant is committed to providing viewers with content when and where they want to watch it! Vibrant TV has experienced impressive growth since its launch as the multi-platform entertainment network signed distribution partnerships with such major media companies as **Sling TV, Roku, and Amazon Fire TV** as well as being featured through **Opera TV** on Smart TV and Blu-Ray providers like **Samsung, LG, Sony, Panasonic, Sharp and TiVo** among others. The company recently introduced its own iPhone/iPad (**iOS**) and **Android** apps available from **Apple's App Store** and **Google Play**.

Viewers can also watch the network's free 24-hour live stream on broadcast and cable stations in key markets across the country, via web-based TV sites such as **FilmOn** and **Yip TV** or on the network's website.

GET IT ON Google Play

Roku

Get it on iTunes

Chat

TiVo

Opera TV

Invest

Unit Price: $1.25 per Unit | $6M pre-money valuation. By investing now, you are betting that Vibrant TV will be worth more than $7M in the future.

Minimum Investment: $125 per investor (100 Units)

Perks

$150 — Receive a one-year free subscription to Vibrant TV.

$500 — Receive a certificate of Vibrant TV ownership, network branded shirt, plus previous level reward.

$1,000 — Vibrant TV will air a video of you! Send Vibrant a short video clip telling us how excited you are to own part of Vibrant TV. This will air on Vibrant in a montage with all other investors at this level. All previous level rewards as well.

$2,500 — Sponsorship credit (i.e. "this show is brought to you by...") for your business for one month on a show and all previous level rewar

Chat

$5,000 — Vibrant will create a :30 ad for your business to air for one month on Vibrant TV and all previous level rewards.

Bring an entirely new world of shows to American viewers.


Very BRITISH PROBLEMS
FEATURED SHOW OF THE WEEK
WATCH NOW
at vibrant.tv

Vibrant TV is Growing

Dramas | Comedies | Sports | Reality | Family | Lifestyle

900 hours of fresh programming from around the globe



Available for **mobile streaming** on iOS and Android



Early marketing in NY, Chicago, and San Francisco



Growing **international sc** **media presence**



Vibrant Carries Popular Shows From All Over the Globe



PROBLEMS

Very British Problems (UK)

Many of Britain's most famous faces including James Cordon, Jonathan Ross, Freddie Flitoff, Nigel Havers and Stephen Mangan share their inner-most struggles against the endless capacity of social awkwardness that comes with being Very British. What originated from a Twitter account has burgeoned into a popular series narrated by Julie Walters that takes viewers deep into the mindsets of our friends across the pond.



WORLD OF
FREE SPORTS

World of Free Sports (Europe)

Sports competition at its best, World of Free Sports travels across Europe to chronicle heart-stopping base jumping, the world's most extraordinary free-ride ski and snowboard action, extreme kayaking, BMX performances, killer freestyle motocross shows, skateboarding, surfing in foreign paradises, and a lot more action.



NOW

Redfern Now (AUS)

From the "land down under" comes an unforgettable real-life dramatic series that journeys to Redfern, the inner-city suburb of Sydney where indigenous people from all cultures tackle issues of race, family, justice and loyalty. Redfern Now is the winner of the Silver Logie for Most Outstanding Drama series, and the AACTA award for Best Lead Actress in a Television Drama.

Network Recognition is Building in the U.S.

Vibrant TV's **marketing, promotions, and public relations** teams work daily to **grow nationwide recognition for the network.** Ongoing audience promotions such as the recent *Win A Trip To Chicago, Home of Vibrant TV* sweepstakes in which several thousand entries were received all serve to drive brand awareness and convert viewers to subscribers. These entries add to an already **robust database allowing the network to regularly engage with viewers and build brand loyalty for Vibrant TV.**

Vibrant's social media activities include regularly engaging active and prospective viewers about the network's rich programming. Vibrant TV infor viewers about each show's content. As a result, **the network is building deep relationships with viewers who binge internationally.**



DR Veteran Launches Vibrant TV Network

Zifkin

CHICAGO Dan Zifkin, a 30-year veteran of DR and the founder of Zephyr Media Group, has launched a new network that specializes in quality entertainment programming from around the world. Named Vibrant TV, the network offers international DRTV marketers a new venue for the dissemination of marketing content in segments such as travel, food, fashion, and fitness.



"Vibrant TV appeals to a variety of different people and interests."
—Dan Zifkin, founder, Zephyr Media Group

"We have over-the-top (OTT) content, an app, broadcast, digital, and cable."
Programming includes reality shows such as the popular antiques and collectibles shows *Natural Born Dealers* and *Cash in the Attic;* dramas such as *Good & Evil* and *Redfern Now;* and travel and food shows such as *Intrepid Journeys* and *Avventura.* Like many 24-hour networks, Vibrant TV offers spots during programming as well as long-form paid programming slots


vibrant
TV NETWORK
TURN ON THE WORLD


vibrant
TV NETWORK


WIN A TRIP TO
CHICAGO
HOME OF VIBRANT TV


REDFERN
NOW
FEATURED SHOW OF THE WEEK
WATCH NOW
at vibrant.tv

Invest in the Next Great Television Model

Vibrant TV's multiple delivery system model is already yielding income from the network's **four revenue-generating operations:**

- **Advertising Sales** in which a growing list of advertisers are discovering the network's effectiveness.
- **Subscribers** either directly through Roku, the Vibrant TV website, or through their monthly cable provider.
- **Advertising Video-On-Demand (AVOD)** in which viewers see an advertisement before they watch a selected video on demand for free.
- **Online Advertising Sales** which offer advertisers a menu of banner placement opportunities where they can reach a growing, targeted audience.

Network Leadership: Behind every successful business lie proven business professionals. Vibrant TV **CEO Dan Zifkin** builds television networks. A&E, Showtime and Classic Sports Network are just a few of the major networks Dan has helped launch throughout his distinguished career. Now, joined by a team of top industry professionals, Dan and his group are shaping the future success of Vibrant TV.

Turn on the World!

Vibrant TV has built the foundation necessary for business success. A fully operational and dynamic infrastructure. Impressive audience reach with high-profile distribution partnerships. Aggressive consumer marketing. Advertising and subscriber revenue streams that are already generating income. **Own a piece of a TV Network.** This is your opportunity to invest in a growing national multi-platform media company and be part of a network that is bringing high quality, rarely-seen programming to American audiences everywhere — so that soon, *everyone can Turn on the World!*


TURN ON
THE WORLD

2012 - 2014



Acquired and edited TV programs - Set up operations

Licensed hundreds of hours of content from overseas producers, edited the content to fit US technical and viewing standards, and set up operations to deliver the programs.

October 2014



Initial launch of 24/7 channel on satellite

Launch of the live streaming channel over satellite, and secured first cable customers.

Q1 2015



Initial launch through fiber - providing signal to internet based sites

Providing signal through fiber, providing access to internet based sites and devices. Launched beta version of the Vibrant TV website.

March 2015

Launched Vibrant TV Website

March 2015

Launched on Roku

Launched Vibrant TV on Roku. Roku has millions of devices sold in the US, with a very active user base.

August 2015

Launched on Amazon Fire TV

Launched Vibrant TV on the Amazon Fire TV devices.

August 2015

Launched on Sony Blu-Ray Disk Players & Sony Bravia Smart TV's (Opera TV)

October 2015

Launched on Sharp Smart TV's

November 2015

Launched on Panasonic Smart TV's

June 2016

Launched or Samsung Blu Ray (Opera T

April 2016

Launched on Xumo

XUMO is available on your Magnavox, Panasonic, Philips, Sanyo and VIZIO Smart TV's. Channel Plus, powered exclusively by XUMO, is available for free. Also available on Ruku, iOS, or Android.

June 2016

Launched on TiVo (Opera TV)

May 2016

Launched Android App

June 2016

Launched on Sling TV

Launched on Sling TV, the internet based portal of Dish TV.

November 2016

Launched iOS App

Chat

In the Press

electronic RETAILER · THE WRAP · AXIAL · Multichannel · The Euro TV Place

SHOW MORE

Chat

Meet the Founder



Dan Zifkin

President & CEO

Dan is founder and owner of Zephyr Media Group, a recognized leader in full service direct response television, media planning, buying, TV Advertising Sales & Syndication for nearly 30 years. He founded Vibrant TV in 2011 and continues as President of both companies. Prior to founding Zephyr, Dan was instrumental in the growth of Classic Sports Network, which was sold to ESPN, and Universal Sports Network which sold to NBC and became the NBC Sports Network. He was active in the early development of Showtime Entertainment and helped to start A&E Network. He subsequently held key executive positions with Blair Television, Universal Pictures/MCA-TV, FNN (Financial News Network), CNBC, WGN-TV/Tribune Company, and Western International Media and Syndication

Chat

Chat

And the Rest of the Team



Jon Bottorff

CFO

Jon has been with Vibrant TV since 2014. He joined Ecoban Securities in 2013, where he is involved with a wide range of financing transactions, including numerous start-up operations. He retired from HSBC Securities in March 2013, where he was MD & CFO of Global Banking & Markets for the Americas. Prior to this position, he was Global Head of Asset Backed Securities. Before joining HSBC in 2002, he held senior ABS positions with Dresdner Bank and ABN AMRO. In his structured finance roles, Jon closed numerous film financing transactions



James Betesh

SVP - Operations

James joined Vibrant in 2012, responsible for operations, including content editing, broadcast distribution to cable and network platforms, and software programming for interface with OTT clients and iOS and Android apps. Prior to joining Vibrant, James was with Principal 1122 Marketing and Bey12 Consulting, providing consulting for online retailers (TiRings.com), entertainment companies (Mansfield TV, 321 Productions) and sports portals. Jim's prior experience includes IT and Web Production Manager for Western International Syndication, and technology consultant to David Fishof Productions, a leading entertainment management company.



Jessica Hoyt

VP Program Acquisitions

Jessica has been with Vibrant TV since it was founded in 2011 as head of the programming department. Before transferring to Vibrant TV, she was Director of Ad Sales - Syndication Division of Zephyr Media Group, working for Dan Zifkin. Prior to joining Zephyr in 2009, she spent over 6 years in the Sales Division at ION Media Networks.



Tim Larson

SVP - Distribution

Tim joined Vibrant in 2014, focuse[illegible] securing distribution in broadcast, [illegible] and the OTT portals for Vibrant. Tim also owns Larson Media TV Advisors. Tim brings over twenty-five years of media experience to the table. He began his career in broadcast TV, where he was on-air and producer of the nightly news before moving into ad sales. Tim joined The Family Channel and Fox Family network, where he was a marketing and distribution executive for many years. He later moved to HSN (Home Shopping Network) as Director of National Accounts where he completed major distribution deals with some of the largest cable companies in the country and helped to launch HSN's Video on Demand product; Media General VP of Riverbank Syndications, being responsible for all business operations including P&L and production and distribution of three daily and we[illegible] television programs; and the Nati[illegible] Cable Television Cooperative as Director of Programming where he negotiated numerous network agreements, valued in the billions of dollars, on behalf of over nine hundred member companies.

Offering Summary

Target Offering Amount: This offering is for up to $1,000,000 in total investment. The Company will not accept investment over the Target Offering Amount.

Minimum Raise: The minimum total investment for the closing of escrow and the purchase of Units is $10,000. After close of the Minimum Raise, the Company intends to close escrow as funds are raised up the Target Offering Amount.

Target Closing Date: The target closing date is on or before August 31, 2017, unless extended at the sole discretion of the Issuer. If we have not received the Minimum Raise by that date, no securities will be sold in this offering.

Investors: Accredited and non-accredited investors who subscribe through StartEngine.com pursuant to a Reg CF offering.

Instrument: The investment instrument is non-voting Class B Limited Liability Interest ("Units").

Price per Unit: $1.25.

Number of Shares: Up to 800,000 Class B Units are being offered.

Minimum Investment: $125 per investor (100 Units).

Distribution upon liquidation or sale: Cash will be distributed in the following order of priority: (a) return of investment to all non-Class A or Class A-1 Interests, (b) return of investment to all Class A Interests, (c) return of investment to Class A-1 Interests, and (d) payment of any remaining cash ratably based on number of outstanding units.

Right of First Refusal: The Company will have the right of first refusal to purchase any Units if you later intend to sell them. The Company may exercise this right freely and without restriction, provided that all Units are purchased in the exercise of its rights.

Investment Limitations: Investors are subject to the following limitations on the amount they may invest in this offering, as set forth below:

Annual income OR net worth ***less than*** $107,000:

Greater of $2,200 or 5% of the ***lesser of*** your annual income or net worth,

Annual income AND net worth ***greater than*** $107,000:

10% of the ***lesser of*** your annual income or net worth, subject to a maximum of $107,000.

You may include the income of your spouse for purposes of determining your annual income. Your net worth must ***exclude*** the value of your primary residence, and if you have a mortgage on your residence that exceeds its worth, you must include that negative equity for purposes of determining your net worth.

Offering Exemption: This offering is being conducted by Start Engine Capital LLC ("Start Engine"), an investment crowdfunding platform, pursuant to Regulation CF, promulgated under Title III of the JOBS Act, and specifically Section 4(a)(6) of the Securities Act of 1933, as amended.

Irregular Use of Proceeds

The Company will not incur Irregular Use of Proceeds that would include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; any expense labeled "Administration Expenses" that is not strictly for administrative purposes; or any use of cash that is for the purposes of repaying inter-company or related party debt except as set forth in the following sentence. The Company may incur Irregular Use of Proceeds over $10,000 for travel & entertainment costs associated with business development and content acquisition efforts, and for the repayment of debt to related parties to the extent such debt was incurred for marketing costs associated with this capital raise.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Vibrant TV to get notified of future updates!

Comments (0 total)

Add a public comment...

Post

©2017 All Rights Reserved

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and
LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and
Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of two types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. 2. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the “Accredited Investor” and “Offering Memorandum” exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.